eNucleus Raises $2.08 Million in Equity via Private Placement

May 12, 2005-eNucleus, Inc. (OTC: ENUI.OB), a provider of high-quality, proprietary supply chain software and service solutions, announced today that it has closed on a private placement for the sale of eight million common shares at a price of $0.26 for gross proceeds of $2.08 million along with 2 million five-year warrants at a strike price of $0.35. Barron Partners was named as the sole investor. Also as a condition of the transaction, the company has reduced the strike price on a series of 3.5 million previously issued warrants held by this investor to $0.35. Net proceeds of $2.00 million will be used for general corporate purposes and for working capital needs of the company.

John Paulsen, CEO of eNucleus said, "This capital raise was central to our strategic growth plan, which we expect will enable us to achieve a second consecutive full year of profitability and give us the opportunity to generate solid long-term returns for our shareholders. We expect that Barron Partners' decision to increase its long term equity investment will have a positive impact on our growth strategy and balance sheet. Effectively, Barron Partners will own 28% of our outstanding shares. We are pleased to be in the position to continue to acquire technologies that fit with our core supply chain management business."

About eNucleus
eNucleus (www.enucleus.com) is a supply-chain management applications company that delivers proprietary software solutions via license and managed hosting for the Global 1000 and SME marketplace. The seamless and immediate exchange of critical business information provided by our software solutions allows our clients to run their businesses with maximum efficiency and profitability. For more information on eNucleus solutions, go to www.enucleus.com.

Forward-Looking Statements
The information contained in this press release, including any "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934 contained herein, should be reviewed in conjunction with the Company's annual report, financial filings and other publicly available information regarding the Company, copies of which are available from the Company upon request as well as with its periodic SEC filings. Such publicly available information sets forth many risks and uncertainties related to the Company's business and such statements, including risks and uncertainties related to that are unpredictable and outside of the influence and/or control of the Company.

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